Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Highlights 41-Pound Health Transformation at UFC GYM Through TrainAlta

Highlights

●	Independent media feature documents 41-pound weight loss and progression to a sanctioned amateur MMA bout through TrainAlta at UFC GYM
●	Reinforces TrainAlta’s ability to convert combat sports interest into structured, high-engagement participation
●	Participant’s doctor reportedly said his diabetes was in remission based on pre-fight medical testing

New York, NY – APRIL 21, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today highlighted a third-party participant success story that it believes provides clear, real-world validation of its TrainAlta program operating within UFC GYM locations.

An April 19, 2026 feature published by L.A. TACO documented the journey of Los Angeles chef Walther Adrianzen, who entered the TrainAlta program following a health scare and went on to lose 41 pounds, before competing in a sanctioned amateur MMA bout at UFC GYM Torrance. According to the article, Adrianzen reduced his weight from 211 pounds to 170 pounds in under a year. (lataco.com)

L.A. TACO also reported that Adrianzen described the program as a complete lifestyle reset, including weight loss, improved discipline and entry into amateur competition. The article further noted that, based on pre-fight medical testing, his doctor informed him that his diabetes had gone into remission. (lataco.com)

According to the article, Adrianzen’s transformation accelerated after joining the ALTA program at UFC GYM Rosemead, with the 20-week program combining structured coaching, training progression and a culminating live event. The Torrance finale included participants from multiple UFC GYM locations, reflecting broader deployment of the program across the network. (lataco.com)

For MMA.INC, the significance is direct. The Company believes the story demonstrates how structured programming inside partner gyms can convert casual interest in combat sports into sustained participation, deeper engagement and meaningful personal outcomes.

Rich Chou, VP of North America for MMA.INC, said:

“This is exactly what the model is designed to do. Take someone from outside the sport and provide them a structured pathway into training, progression and ultimately competition. That transition from interest to participation is where the real value sits.”

The Company believes participant outcomes of this nature act as a strong catalyst for accelerated rollout of structured programming across its partner gym network and reinforce its strategy of building a participation-driven ecosystem spanning training, events, digital engagement and payments.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc